Aurora Sky Events

ANNUAL REPORT

This Annual Report is dated April 24th, 2019.

BUSINESS

Aurora Sky Events LLC (the "Company") is a high impact Electronic Dance Music ("EDM") event production company. The Company anticipates planning concerts initially in the Seattle, Washington area and, eventually, across the United States.

Previous Offerings

Between 01/31/2018 and 04/30/2018, we sold 14,137 shares of common stock in exchange for $1 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

The company as of December 31st 2018 is working to generate additional capital, generate revenue and show proof of concept through smaller events than originally planned.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $422.74. The Company intends to raise additional funds through personal funds of the Founder.

Debt

The Company currently does not hold any debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Nathanael Engen | Founder, Managing Partner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Nathanael Engen	Seattle, WA 98109	3235863 shares	3250000 shares	99%

RELATED PARTY TRANSACTIONS

The Company currently does not have any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 3250000 shares of common stock, par value $1.00 per share. As of December 31, 2018, 3250000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Aurora Sky Events

By

Name: Nathanael Engen

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Nathanael Engen, Principal Executive Officer of Aurora Sky Events, hereby certify that the financial statements of Aurora Sky Events included in this Report are true and complete in all material respects.

Nathanael Engen
Principal Executive Officer

I, Nathanael Engen, the Principal Executive Officer of Aurora Sky Events, hereby certify that the financial statements of Aurora Sky Events and notes thereto for the periods ending December 31st 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 31st 2018.

Nathanael Engen
Founder, Managing Partner | Aurora Sky Events
April 26th 2018

Aurora Sky Events, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

December 31st, 2018

Aurora Sky Events, LLC
Index to Financial Statements
(unaudited)

Aurora Sky Events, LLC
BALANCE SHEETS
December 31st, 2018
(unaudited)

Assets	
Non-current assets	
Fixed assets	$0
Tangible Assets	$0
Intangible Assets	$0
Current assets	
Account receivables	$0
Cash Bank and cash equivalents	$422.74
Other Current Assets	$0
TOTAL	$422.74
EQUITY AND LIABILITIES	
Shareholders' Equity	
Member Equity	$422.74
Accumulated Deficit	$0
Non-current liabilities	
Long-term borrowings	$0
Current liabilities	
Short Term Borrowings	$0
Account Payables	$0
Other Current Liabilities	$0
TOTAL	$422.74

Aurora Sky Events, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
December 31st, 2018
(unaudited)

Sales	
	Sales $0
	Cost of Sales $0
	Gross Profit $0

Operating Expenses	
	Research, Development & Maintenance $0
	Marketing and Sales $0
	Operations Support & Insurance $0
	General & Administrative $0
	Total Operating Expenses $0

Aurora Sky Events, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018
(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES	
Net Profit/(Loss) before tax	$0
Adjustments for :-	$0
Depreciation	$0
Interest expense	$0
Interest income	$0
Operating profit before working capital changes	$0
Adjustments for changes in working capital:-	$0
(Increase)/Decrease in Stock/Inventories/Other Assets	$0
(Increase)/Decrease in Account Receivables	$0
Increase/(Decrease) in Account Payables	$0
Increase/(Decrease) in Other Current Liabilities	$0
Cash generated from operations	$0
Corporate taxes (paid)	$0
Net cash from operating activities	$0
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of fixed assets / Intangible Assets	$0
Interest received	$0
Net cash used in investing activities	**$**0
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from Issue of Share Capital	$0
Proceeds from Term Loan	$0
Repayment of Term Loans	$0
Interest paid	$0
Payout to Investors Founders	$0
Net cash flow from financing activities	$0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$0**
Cash & Cash equivalent at the beginning of the year	$0
Cash & Cash equivalent at the closing of the year	$0

NOTE 1 – NATURE OF OPERATIONS

Aurora Sky Events, LLC was formed on 06 Jun 2017 ("Inception") in the State of Washington. The financial statements of Aurora Sky Events, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, WA.

Aurora Sky Events, LLC will produce and manage live concert events with a primary focus on safety and mindful customer connection. From concept to reality, The Company will secure the venue, talent and staff as well as promote and manage customer concerns, feedback and suggestions to better improve future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from event ticket sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently does not hold any debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
Current ownership: Nathanael Engen, Founder owns 3,235,863/3,250,000 common shares

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company currently does not have any related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred before December 31st 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.